UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hunt Companies Acquisition Corp. I
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 Per Share
(Title of Class of Securities)

G46482108
(CUSIP Number)

Kara Harchuck General Counsel Hunt Companies Inc. 980 N Michigan Ave., Suite 1150 Chicago, IL 60611 (312) 799-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G46482108	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Hunt Capital Holdings Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G46482108	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Hunt Companies Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,650,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,650,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON OO

* Class B ordinary shares convertible into Class A ordinary shares in connection with a business combination

CUSIP No. G46482108	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Hunt Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,150,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,150,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,150,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON CO

* Includes 5,650,000 Class B ordinary shares convertible into Class A ordinary shares in connection with a business combination

CUSIP No. G46482108	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON Woody L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,150,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,150,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,150,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON IN

* Includes 5,650,000 Class B ordinary shares convertible into Class A ordinary shares in connection with a business combination

CUSIP No. G46482108	SCHEDULE 13D	Page 6 of 11

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) included in each publicly traded Unit (as defined below), and that shall be issued upon conversion of each Founder Share (as defined below), of Hunt Companies Acquisition Corp. I, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is 4401 N. Mesa Street, El Paso, Texas 79902.

Item 2. Identity and Background.

(a)             This Schedule 13D is being filed on behalf of Hunt Capital Holdings Investments, LLC (“HCHI”), Hunt Companies Sponsor, LLC (the “Sponsor”), Hunt Companies Inc, (“HCI”) and Woody L. Hunt (“Mr. Hunt” and, together with HCHI, the Sponsor and HCI, the “Reporting Persons”).

(b)             The address of the principal office of (i) each of the Reporting Persons and (ii) the directors and executive officers of HCI named on Schedule I hereto (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is c/o Hunt Companies Inc., 4401 N. Mesa Street, El Paso, Texas 79902.

(c)             The principal business of HCHI is to serve as a holding company. The principal business of the Sponsor is to serve as the sponsor of the Issuer. The principal business of HCI is to invest in real estate, other assets and related businesses. Mr. Hunt is a member of the board of directors of the Issuer and holds a majority of the voting power of HCI. The principal occupation of each of the Scheduled Persons is included on Schedule I

(d)             None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Each of HCHI, the Sponsor and HCI is organized under the laws of Delaware. Mr. Hunt and each of the Scheduled Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Sponsor acquired the Founder Shares (as defined below), and the Private Placement Warrants (as defined below), in exchange for capital contributions of $25,000 and $9,025,000, respectively. Such funds were derived from available working capital of the Sponsor. The HCHI expended $25,000,000 of its own investment capital to acquire the Units (as defined below) reported herein.

Item 4. Purpose of Transaction.

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 5,750,000 Class B ordinary shares (the “Founder Shares”) for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated March 8, 2021, between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. In March 2021, the Sponsor transferred 100,000 founder shares to certain individuals associated with the Issuer, resulting in the Sponsor holding 5,650,000 founder shares. As described in the Issuer’s registration statement on Form S-1 (File No. 333-254542)) under the heading “Description of Securities—Founder Shares,” the Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

CUSIP No. G46482108	SCHEDULE 13D	Page 7 of 11

Units

On November 12, 2021, in connection with the Issuer’s initial public offering, HCHI acquired 2,500,000 units (“Units”) of the Issuer at $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one warrant, each whole warrant entitling the holder to purchase one Class A ordinary share at $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated November 8, 2021). The warrants included in the Units will become exercisable 30 days after the completion of the issuer’s initial business combination. The warrants included in the Units will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Private Placement Warrants

Simultaneously with the closing of the Issuer’s initial public offering, pursuant to the Private Placement Warrants Purchase Agreement, the Sponsor acquired 9,025,000 warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The Private Placement Warrants will become exercisable 30 days after the completion of the issuer’s initial business combination. Each whole warrant entitles the holder to purchase one Class A ordinary share at $11.50 per share. The summary of the Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 5. Interest in Securities of the Issuer.

The calculations of beneficial ownership percentage is based on 23,000,000 Class A ordinary shares issued and outstanding as of the closing of the Issuer’s initial public offering (including exercise in full of the underwriters’ overallotment option, as reported in the Issuer’s prospectus dated November 8, 2021).

(a) – (b) See the cover page of each Reporting Person.

(c) Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Class A ordinary shares during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Join Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, the Sponsor purchased 5,750,000 Class B ordinary shares for the amount of $25,000, pursuant to the Securities Subscription Agreement. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

CUSIP No. G46482108	SCHEDULE 13D	Page 8 of 11

Registration Rights Agreement

On November 8, 2021, in connection with the Issuer’s initial public offering, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On November 8, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor has agreed that if the Issuer seeks stockholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or shares issuable upon conversion thereof) until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (x) the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Pursuant to the Letter Agreement, the Sponsor has also agreed not to propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares. Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not complete a business combination unless the Issuer provides its public stockholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Class A ordinary shares held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of Class A ordinary shares. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as an exhibit hereto.

CUSIP No. G46482108	SCHEDULE 13D	Page 9 of 11

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated as of November 22, 2021, by and among the Reporting Persons.

Exhibit 99.2	Power of Attorney, dated November 8, 2021, relating to Woody L. Hunt (incorporated by reference to Exhibit 24 of Woody L. Hunt’s statement on Form 3 filed with the SEC on November 8, 2021).

Exhibit 99.3	Securities Subscription Agreement, dated March 8, 2021, between the Issuer and The Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 22, 2021).

Exhibit 99.4	Registration Rights Agreement, dated November 8, 2021, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8 K filed by the Issuer with the SEC on November 12, 2021).

Exhibit 99.5	Letter Agreement, dated November 8, 2021, among the Issuer, its officers and director and Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed by the Issuer with the SEC on November 12, 2021).

Exhibit 99.6	Private Placement Warrants Purchase Agreement, dated November 8, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8 K filed by the Issuer with the SEC on November 12, 2021).

CUSIP No. G46482108	SCHEDULE 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021	HUNT CAPITAL HOLDINGS INVESTMENTS, LLC

	By:	/s/ Paul Donnelly
		Name:	Paul Donnelly
		Title:	Senior Vice President

Dated: November 22, 2021	HUNT COMPANIES SPONSOR, LLC

	By:	/s/ Ryan McCrory
		Name:	Ryan McCrory
		Title:	Authorized Signatory

Dated: November 22, 2021	HUNT COMPANIES, INC.

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: November 22, 2021
/s/ Paul Donnelly
Woody L. Hunt
	By:	Paul Donnelly, Attorney-in-Fact

CUSIP No. G46482108	SCHEDULE 13D	Page 11 of 11

SCHEDULE I

Set forth below is the name and present principal occupation of each of the executive officers and directors of HCI. Each person is a citizen of the United States. The business address of each person is in care of HCI.

Name	Present Principal Occupation
Woodley L. Hunt	Executive Chairman of HCI
Marion L. Hunt	Director of HCI
James C. Hunt	Chief Executive Officer and Director of HCI
Joshua W. Hunt	Executive Vice President of HCI
Eileen Byrne	Advisor at Byrne Partners, LLC
Edward Escudero	President and CEO of High Desert Capital
Michael Giliberto	Owner of S. Michael Giliberto & Co., Inc.; Adjunct professor at Columbia University’s Graduate School of Business
James K. Hunt	Consultant at Tournament Capital Advisors, LLC
James L. Lozier	Director of HCI
Clinton E. Wolf, Jr.	Partner at Kemp Smith LLP
Angela Brock-Kyle	Director of HCI
Kara Harchuck	Executive Vice President and General Counsel of HCI
Clay Parker	Executive Vice President and Chief Financial Officer of HCI
Daniel Singer	Executive Vice President of HCI